UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated June 07, 2013
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X
Enclosure: Material Contract: Employment Contract of the Chief Executive Officer

AngloGold Ashanti Limited \ Reg. No.1944/017354/06
76 Jeppe Street \ Newtown \ 2001 \ PO Box 62117 \ Marshalltown \ 2107 \ South Africa
Tel +27 (0)11 637 6000 \ Fax +27 (0)11 637 6624 \ Website: www.AngloGoldAshanti.com

20 May 2013
Strictly
Confidential

Mr Srinivasan Venkatakrishnan
AngloGold Ashanti Limited
Corporate Office
76 Jeppe Street
Johannesburg
2000

Dear Venkat

OFFER OF EMPLOYMENT AS CHIEF EXECUTIVE OFFICER

I am pleased to confirm your new employment conditions with the Executive Office as Chief Executive
Officer for AngloGold Ashanti. This will be with effect from 8 May 2013, although your initial company start date remains unchanged.

1.        SALARY PACKAGE AND EMPLOYMENT CONDITIONS
1.1       Salary
Your salary will be R12,000,000.00 (Twelve Million Rand), per annum. This salary will be paid to you on a monthly basis in twelve equal payments of R1,000,000.00 (one million
Rand ), and will be subject to normal PAYE deductions. It is the Company’s policy to deposit salaries directly into employee bank accounts on the 25th of each month.
Salaries are reviewed annually and your next salary review will be in January 2014.
1.2       Incentive Schemes
You will be eligible to participate in the company incentive schemes, namely, the Bonus
Share Plan (comprising the Annual Cash Bonus and the Bonus Share Awards), the Long
Term Incentive Plan and Co-Investment Plan subject to the rules thereof as amended by the company from time to time. Payments and awards in terms of these schemes are discretionary and normally done in January/February of each year.

Note that participation in these schemes is solely at the discretion of the company. The following is a brief outline of the above-mentioned schemes:

i)
Annual Cash Bonus
You may earn up to 80% of your base salary as an annual cash bonus. The annual bonus is determined by the achievement of a number of Company level performance targets and personal targets.

ii)
Bonus Share Awards
Your annual cash bonus will be matched by an award of shares (Bonus Shares)
equal to 150% of the cash bonus. Fifty % of each grant vests 12 months after issue and the balance after 24 months.

iii)
Long Term Incentive Plan (LTIP)
You will also be eligible to participate in our Long Term Incentive Program (LTIP).
Participation will be in accordance with the annual allocation as per the scheme rules. In terms of the LTIP, you will currently be eligible to be allocated shares to the value of between 160 to 200% of your Basic Salary based on the Boards discretion.
The LTIP is a performance based scheme with set targets over a three year period and the amount of shares that will vest will be in accordance with the achievements of targets as per the rules.

iv)        Co-investment Plan
You will also be eligible to participate in our Co-investment Plan. You will be entitled to invest 50% of your after tax cash bonus in shares which the Company will match for you in two tranches, 50% after 12 months and the final 50% after 24 months.

1.3
Minimum Share Holder Requirements

As an Executive Director you will be subject to a minimum shareholder requirement
(MSR) which will be applied as follows:
i)
Within three years from March 2013 you are required to accumulate a MSR of
AngloGold Ashanti shares to the value of 100% of your net annual base salary;
and
ii)
At the end of six years your accumulated MSR of AngloGold Ashanti shares must be to the value of 200% of your net annual base salary

1.4     Leave
Your annual leave entitlement will be 30 working days per year. You are required to take at least 15 working days’ leave each leave cycle. The remaining 15 working days may be encashed or accumulated up to a maximum of 30 days, whereafter they will be automatically encashed on an annual basis at the end of December each year.
You are entitled to 30 working days’ sick leave in each leave cycle.
1.5
Hours of Work
Your official hours of work will be from 08:30 to 17:00, from Monday through to Friday,
(excluding public holidays), with an official lunch break from 12:45 to 14:00.
1.6      Annual Travel

You and your family (spouse and two dependants) qualify for an annual business class tickets to India, via London. The full cost of this benefit, including taxes will be borne by the Company.

2.
HEALTH CARE, RETIREMENT BENEFITS AND INSURANCES
2.1      Medical Aid
You will remain a member of the BUPA Medical Aid Plan and receive benefits subject to the rules of the scheme and the contribution rates applicable from time to time.
The onus is on yourself as the executive to notify the Company of any change in status relevant to the Executive’s medical aid membership.

In the event of you leaving the Company’s employment, AngloGold Ashanti Human
Resources will facilitate with BUPA for your continued membership of the medical scheme. The cost associated with continued cover will be for your personal account.

2.2
AngloGold Ashanti International Pension Fund Membership
You will retain your membership in the AngloGold Ashanti International Pension Fund
subject to the rules of the scheme. The Company contributes 24.75% of your total base pay to the Fund.
2.3       Retirement Date
Your retirement date is the end of the month in which you turn 60.

2.4       Accident Insurance

This cover currently provides for a death benefit of three times your annual earnings and a permanent total disablement benefit of three times your annual basic earnings dependent on the degree of disablement, as well as medical cover up to R100, 000.00.
Standard exclusions and conditions apply to this insurance policy. The Company pays the premium.

This insurance policy also covers you for any medical expenses that you incur as a result of any accidental injury that you sustain, whether or not you are on duty and even if there is no permanent disability. These medical expenses are claimed from the insurer and not from the medical aid. Upon your engagement with the company, you will be required to nominate beneficiaries in the event of your death.
2.5       Risk Benefits
You will retain your current participation in the Group Life Benefit which will pay out a multiple of three times your annual pensionable salary (with the applicable insurance caps that may be in place). This benefit will be paid to your nominated beneficiaries in the event of your death.

The disability benefit will pay a multiple of three times your annual pensionable salary
(subject to the applicable insurance caps) in the event of permanent and total disability.

The benefit will be subject to the rules of the scheme in place from time to time and the caps will be communicated annually.
2.6      Unemployment Insurance Fund
You will be required to contribute towards the UIF. Your contribution will be 1% of your taxable earnings, up to a maximum contribution of R1,784.64 per annum. This will be deducted from your salary on a monthly basis.

3.        GENERAL
3.1
Council / Sectoral Determination
AngloGold Ashanti is not covered by any bargaining council or any sectoral determination that normally establishes the basic conditions of employment for employees in a sector or specific area.

3.2      Gymnasium
The AngloGold Ashanti gymnasium is situated on the ground floor. Should you wish to avail yourself of this facility; a membership fee of R60.00 per month will be deducted from your monthly salary. Please contact extension 6442 regarding membership.
3.3
Rules, Policies and Procedures
AngloGold Ashanti has developed rules, policies and procedures on employment related matters with which you are expected to comply. These may change from time to time to address new circumstances. Should you require a copy of a specific policy or procedure, please contact the Human Resources Department accordingly; alternatively you may make reference to the company’s intranet/HR portal.

3.4       Other Employment
Employment with AngloGold Ashanti precludes you from doing work for your own account or for any other employer unless you have received the written permission of
AngloGold Ashanti.

3.5       Previous Employment
Any employment with a previous employer will not count towards service with AngloGold
Ashanti, unless that period is specifically recognized by AngloGold Ashanti and stated as such in this offer of employment.
3.6       Mobility

AngloGold Ashanti is an international Company and you may be requested to relocate to any of its regional offices or operations globally.
3.7
Termination of Employment
Your employment can be terminated for a fair reason and after a fair procedure has been followed.
Dismissal - the grounds for dismissal recognized by the Labour Relations Act are conduct, capacity and operational requirements. AngloGold Ashanti has policies and procedures that regulate termination of employment in each of these cases, to ensure that any action taken on its part is fair.

Summarily, your services will be terminated for any reasons justifiable by law.
Mutual Separation - if either you or AngloGold Ashanti wish to terminate your contract of employment, twelve (12) calendar months written notice of intention to do so must be given to the other party. Notice can be given on any working day.
Resignation - You may terminate your employment by providing twelve (12) months written notice of resignation. No further salary or short term incentive will be paid after the date of your termination. All unvested long term incentives and bonus shares will lapse.
3.8      Change of Control
Subject to clause 3.7 above, in the event of a Change of Control, and your employment is terminated by the Company within twenty four (24) months of that Change of Control
(other than pursuant to clause 3.7), the company will pay you:
i. All salary, benefits and bonuses in lieu of your notice pay (12 months);
ii.
An equal additional twelve (12) month payment of salary and benefits, inclusive of the value of any pension contributions that would have been made by the
Company in the twelve (12) months following the termination date (less such tax and national insurance contributions as the Company is obliged to deduct from the sum);
iii.
All entitlements under the Company’s Share Schemes will vest on a pro rata basis in accordance with the rules of the Scheme in place at the time.
Your entitlement to any benefit or payment under this clause 3.8 is conditional on you accepting this payment as full and final settlement in the event of a Change of Control and that the following occur:
i.
AngloGold Ashanti becomes a subsidiary of another company; or
ii.
Substantially all of the businesses, assets and undertakings of AngloGold Ashanti become owned by any person, firm or company; or
iii.
A number of shareholders holding less than 35% of the Company’s issued share capital act in concert to gain a majority of the Board and force changes in the management of the company;
and as a consequence of this :
·
your employment is terminated as a result of an involuntary termination, or
·
your role is significantly diminished and your employment conditions are reduced.

If you would like clarity on any of these terms and conditions, please contact Chantal van Dyk in the
Human Resources Department for further details.

Please acknowledge receipt of this letter and acceptance of the conditions contained therein by signing this copy with the attached annexures and returning it to the Human Resources Department.

Yours sincerely

MR TT MBOWENI
CHAIRMAN

I hereby acknowledge receipt of this letter and acceptance of the conditions therein.

Acceptance: _______________________________
_______________
SRINIVASAN VENKATAKRISHNAN
DATE

CONFIDENTIALITY AGREEMENT

To: Mr. Srinivasan Venkatakrishnan

In consideration of me agreeing to be employed as Chief Executive Officer, you as the undersigned
Employee acknowledge and agree that your employment by AngloGold Ashanti (‘the Employer’)
necessarily involves your understanding of, and access to, certain trade secrets and confidential information pertaining to the business of the Employer (including its affiliates, subsidiaries or joint ventures). Accordingly, you agree that for the period of your employment with the Employer and for a period of two (2) years following the date of termination of your employment, you will not, directly or indirectly, without the prior written consent of the Employer, disclose or use for the benefit of any person, corporation, entity, or for yourself, any and all files, trade secrets or other confidential information concerning the internal affairs of the Employer (including its affiliates, subsidiaries or joint ventures), including, but not limited to, information pertaining to its clients, services, products, earnings, finances, operations, methods or other activities, provided, however, that the foregoing shall not apply to information which is of public record or is generally known, disclosed or available to the general public or the industry generally. Notwithstanding the foregoing, you may disclose such information as required by law during any legal proceedings. Further, you agree that you shall not, directly or indirectly, remove or retain, without the express prior written consent of the Employer, and upon termination of employment for any reason you shall return to the Employer, any records, computer disks, computer printouts, business plans or any copies or reproductions thereof, or any information or instruments derived therefrom, arising out of or relating to the business of the Employer or obtained as a result of your employment by the Employer.

Signed at _____________________on this the _______ day of _______________________ 2013.

_____________________________________
S Venkatakrishnan

NON-SOLICITATION UNDERTAKINGS

To: Mr. Srinivasan Venkatakrishnan

In consideration of you being employed as Chief Executive Officer you agree that you will not during the currency of your employment with the Employer and for the duration of this agreement, in any manner or form, solicit, entice, encourage or induce any employee of the Employer (including its affiliates, subsidiaries and joint ventures) to terminate his / her employment unless agreed to by the applicable
Employer in writing. This clause applies appropriately modified, to subcontractors and other persons for whom the Employee may be responsible.

I acknowledge that in view of the position of extreme trust and confidence attached to my position as
Employee, this undertaking is reasonable in all respects and essential to the protection of the Employer and its shareholders. I further acknowledge and agree that I shall continue to be bound by the terms of this undertaking for a further twelve (12) months after employment terminates, notwithstanding the reason for termination of my employment with the Employer.

Signed at ______________________on this the _______ day of ______________________ 2013.

_______________________________________
S Venkatakrishnan

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: June 07, 2013
By:
/s/ M E SANZ PEREZ
Name:  M E Sanz Perez
Title:    Group General Counsel and Company
           Secretary